Michael T. Williams, Esq.
                     2503 W. Gardner Ct.
                       Tampa FL 33611
                     Phone: 813.831.9348
                      Fax: 813.832.5284
               e-mail: wmslaw@tampabay.rr.com


November 10, 2003


Megola, Inc.



Re:  Engagement Agreement

Dear Sirs:

This   letter  sets  forth the terms by  which  I  shall  be
engaged  in connection with  matters  described   below.   I
agree   that  the  terms and conditions  of  the  engagement
shall  be  as  set  forth  in  this  letter.

     1. Engagement. I have been engaged as special counsel for Megola, Inc ("Company") for a twelve month period commencing November 30, 2003.

     The engagement shall be limited to assistance in the following matters:

* The preparation of a Forms 10K-SB, 10Q-SB, and 8-K for transactions not involving mergers or change in control
*    The preparation of Forms 3, 4, 5, and 13D/G
*    The preparation of 144 opinions
* Availability to respond to general business law questions

     2.      Fees,   Costs and Expenses.  My fee  shall  be
250,000  shares  of Common Stock  of  the   Company,   which
you  agree  to  register on Form S-8 as soon as possible.

     3. Arbitration of Any Disputes. It is agreed that any dispute arising out of this Agreement, or my representation of you, shall be resolved by binding arbitration in Tampa Florida by the American Arbitration Association or the Legal Fee Arbitration Committee of the Hillsborough County Bar Association at my election. However, notwithstanding the foregoing, I may elect to collect amounts owed for services rendered and costs incurred through suit in any court of competent jurisdiction. If I elect to sue in court, any counterclaim shall still be subject to arbitration as described above.

      4. Conflicts of Interest. It is recognized that I am not in a position to represent conflicting interests of different clients. Upon accepting any new client or new matter, I will attempt to determine whether the engagement would present a conflict with any other matters pending for any other client. Based upon my review, I have no conflict. Conflicts between the interests of various clients may be discovered after the engagement is undertaken or may develop during the representation. Upon the discovery of any such conflict of interest, I will immediately inform you of the conflict and will endeavor to work with you toward a resolution which is acceptable. However, if the conflict can be resolved only by my withdrawing as your counsel, my obligation to you as a result shall be limited solely to working with you to find an acceptable replacement. In such event, I shall be entitled to be compensated for all services performed, including time spent working with you to resolve the conflict, in accordance with this agreement.

                               Sincerely,

                              _________________________

                              Michael  T.  Williams,  Esq.

The above is understood and agreed to:

Megola, Inc.


By:__________________________

   Joel Gardner, President